Via EDGAR

April 10, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington D.C. 20549

Attention: Laura McKenzie, Margaret Sawicki and Lauren Nguyen

Re:	Quanterix Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed April 4, 2025
File No. 333-284932

Dear Mses. McKenzie, Sawicki and Nguyen:

On behalf of Quanterix Corporation (the “Company”), we are submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission, dated April 9, 2025, with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”). The Company will file Amendment No. 3 to the Company’s Registration Statement on Form S-4 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in bold text. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company.

Amendment No. 2 to Registration Statement on Form S-4 filed April 4, 2025

Risk Factors, page 22

1.	We note your disclosure on page 26 stating that “two of Quanterix’s stockholders have indicated that they currently intend to oppose the Merger” (emphasis added). Given Kent Lake is actively soliciting in opposition to the Share Issuance Proposal and the Adjournment Proposal, please update this risk factor.

Response:

We acknowledge the Staff’s comment and note that the Company intends to amend the disclosure on page 26 of the Amended Registration Statement as follows:

Actions of activist or dissident stockholders could delay or prevent the approval of the Merger and negatively affect Quanterix’s and Akoya’s business and operations.

Recently two of Quanterix’s stockholders have indicated that they currently ~~intend to~~ oppose the Merger. In addition, on March 3, 2025, one of these stockholders announced that it had nominated three directors for election to the Quanterix Board at its 2025 annual meeting of stockholders, and on March 31, 2025, the stockholder filed a preliminary proxy statement with the SEC soliciting proxies from the Quanterix stockholders to vote against each of the Quanterix Share Issuance Proposal and the Quanterix Adjournment Proposal. As a result of these actions, Quanterix will incur significant expenses even if it is successful in completing the Merger or is successful in a potential proxy contest.

In addition, perceived uncertainties as to the future direction, strategy, or leadership, and the diversion of the attention and resources of the management and Board, of Quanterix and Akoya created by such activism may result in the loss of business opportunities and make it more difficult for each company to complete strategic transactions or attract and retain investors, customers, employees, and other business partners. Such stockholder activism may also cause significant fluctuation in the price of Quanterix Common Stock and Akoya Common Stock based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of such company’s business. The outcome or timing of any matters relating to stockholder activism or potential proxy contests or the ultimate impact that such matters may have on the business, liquidity, financial condition, or results of operations of Quanterix and Akoya is uncertain.

General

2.	To aid stockholder understanding, please consider adding disclosure related to Quanterix’s evaluation of the materiality of Akoya’s cash burn, debt burden, and going-concern issues. If these issues were not considered or considered but granted little weight, this also may be helpful for stockholders to understand. Please describe how any such evaluation, as well as any plans to mitigate such issues, influenced negotiations or the terms of the Merger.

Response:

We acknowledge the Staff’s comment and note that the Company intends to amend the disclosure on pages 127 and 135 of the Amended Registration Statement as set forth in Appendix A attached hereto.

*****

Please do not hesitate to call me at (202) 662-6000 if you have any questions or require any additional information.

Sincerely,

/s/ Kerry S. Burke
Kerry S. Burke

cc:	Laurie Churchill, Senior Vice President and General Counsel, Quanterix Corporation
Catherine Dargan, Covington & Burling LLP
Kyle Rabe, Covington & Burling LLP

Appendix A

On December 17, 2024, Quanterix delivered an updated indication of interest to Akoya (the “December 17 Quanterix Indication of Interest”). In the December 17 Quanterix Indication of Interest, Quanterix reiterated its proposed exchange ratio of 0.2970, implying 28% ownership for Akoya stockholders in a combined company. Based on each company’s share price at market close on December 16, 2024, such offer implied an offer price of $3.39 per share of Akoya Common Stock, which represented a premium of 40% to Akoya’s stock price. The December 17 Quanterix Indication of Interest clarified that Quanterix was willing to discuss Akoya having the right to appoint two members of a nine-seat board of the combined company (as opposed to the “addition” of two board members as originally indicated in the December 11 Quanterix Indication of Interest). Additionally, the December 17 Quanterix Indication of Interest proposed that Akoya’s termination fee would be 3.5% of the implied equity value of Akoya in connection with the proposed transaction and that Quanterix’s termination fee would be the same as Akoya’s termination fee, plus 1% of the implied equity value of Akoya in the proposed transaction. The December 17 Quanterix Indication of Interest also contemplated a convertible note funding option intended to address the Akoya Board’s concerns around funding in the event the proposed transaction failed to close in a timely manner. Under the proposed convertible note funding, Quanterix would provide Akoya with up to $20,000,000 in the form of a subordinated convertible note in two tranches of $10,000,000 each, the first of which would be available at signing of the definitive documentation at Akoya’s option, and the second of which would be available during the 30-day period following May 31, 2025, if the proposed transaction had not closed by such date. The convertible notes were further structured such that, if drawn, the exchange ratio offered to Akoya stockholders would be reduced to 0.2810 for the first tranche drawn and 0.2650 for the second tranche drawn. The convertible notes would be convertible at Quanterix’s option into shares of Akoya Common Stock at the lower of the implied per share price in the proposed transaction or the average Akoya share price for the 20-day trading period preceding the conversion date. Quanterix’s understanding of Akoya’s future cash needs and debt covenants, and Akoya’s request for a financing backstop, influenced Quanterix’s decision to extend bridge financing to Akoya as a component of Quanterix’s overall offer, as reflected in the December 17 Quanterix Indication of Interest.

On December 17, 2024, the Akoya Strategic Transactions Committee along with representatives of PWP and DLA met to discuss the terms of the December 17 Quanterix Indication of Interest. During the meeting, the Akoya Strategic Transactions Committee discussed Quanterix’s proposed convertible note funding structure and determined it did not address Akoya’s concerns, would require consents from Akoya’s lenders and was unattractive due to the adjustment mechanism to the exchange ratio and conversion features that the Akoya Strategic Transactions Committee perceived as punitive. The Akoya Strategic Transactions Committee instructed representatives of PWP to determine if MidCap as Akoya’s agent under Akoya’s existing credit facility would be willing to provide Akoya with further covenant relief in the event of a delayed or failed Quanterix stockholder vote in order to provide Akoya with additional time to secure financing to continue to operate on a standalone basis.

•	[. . .]

•	the belief that the size of the termination fee that might be payable to Akoya pursuant to the Merger Agreement (i) was reasonable in light of the overall terms of the Merger Agreement, (ii) was within the range of termination fees in other transactions of this size and nature and (iii) would not be likely to preclude another party from making a competing proposal.

The Quanterix Board also considered Akoya’s financial projections, with revenue, EBIT and cash burn expectations adjusted by Quanterix management (see “Summary of the Quanterix Management Adjusted Akoya Projections” below), and took into consideration Akoya’s cash burn. The Quanterix Board determined that the Combined Company would be adequately capitalized and have sufficient cash to sustain its operations until cash flow break even.

The Quanterix Board weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the Merger Agreement and the Merger, including: [. . .]

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